[redacted]

13013444

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2013
Washington DC
405

SEC FILE NUMBER
8- 23742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.E. Gaye & Sons Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Jackson Avenue
(No. and Street)

Syosset (City) New York (State) 11791 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Gaye 516-921-4650 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road (Address) Melville, (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/13

OATH OR AFFIRMATION

I, Christopher E. Gaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. Gaye & Sons Securities Ltd., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Preston V. Pumphrey

Notary Public

PRESTON V. PUMPHREY
NOTARY PUBLIC, State of New York
No. 01PU3173825
Qualified in Nassau County
Commission Expires February 28, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X Report on Internal COntrols required under SEC rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nawrocki Smith LLP
CERTIFIED PUBLIC ACCOUNTANTS

Nawrocki Smith LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
C.E. Gaye & Sons Securities Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by C.E. Gaye & Sons Securities Ltd. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
January 10, 2013

Nawrocki Smith LLP

C.E. GAYE & SONS SECURITIES LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012

C.E. GAYE & SONS SECURITIES LTD.
INDEX
DECEMBER 31, 2012

Nawrocki Smith LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
C.E. Gaye & Sons Securities Ltd.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of C.E. Gaye & Sons Securities Ltd. (the "Company") as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether do to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.E. Gaye & Sons Securities Ltd. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects, in relation to the financial statements as a whole.

Melville, New York
January 10, 2013

Nawrocki Smith LLP

C.E. GAYE & SONS SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets

Assets:		
Cash	$	112,912
Deposit with clearing organization		50,466
Receivable from clearing organization		29,306
Prepaid expenses		1,388
Security deposit		1,735
Total assets	$	195,807

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	8,320
Total liabilities		8,320
Stockholders' Equity:		
Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding		105,688
Retained earnings		81,799
Total stockholders' equity		187,487
Total liabilities and stockholders' equity	$	195,807

The accompanying notes to financial statements are an integral part of this financial statement.

C.E. GAYE & SONS SECURITIES LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:		
Commissions - clearing broker	$	330,512
Commissions - mutual funds		108,192
Other income		5,705
Interest		265
Trading gains and losses		67
Total revenues		444,741
EXPENSES:		
Payroll and benefits		280,060
Travel and entertainment		35,295
Office expense		28,682
Rent		22,792
Commissions		19,162
Sandy relief		16,000
Communications		10,116
Regulatory		8,986
Professional fees		8,093
Insurance		5,460
Advertising and promotion		2,635
Total expenses		437,281
Gain before provision for income taxes		7,460
Provision for income taxes		1,604
Net income	$	5,856

The accompanying notes to financial statements are an integral part of this financial statement.

C.E. GAYE & SONS SECURITIES LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Capital Stock Common		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balance, January 1, 2012	20	$ 105,688	$ 75,943	$ 181,631
Net income	-	-	5,856	5,856
Balance, December 31, 2012	20	$ 105,688	$ 81,799	$ 187,487

The accompanying notes to financial statements are an integral part of this financial statement.

C.E. GAYE & SONS SECURITIES LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 5,856
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Deposit with clearing organization	(167)
Receivable from clearing organization	(891)
Prepaid expenses	900
Decrease in operating liabilities:	
Accounts payable and accrued expenses	1,580
Net cash provided by operating activities	7,278
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of marketable securities	30,660
Net cash provided by investing activities	30,660
INCREASE IN CASH	37,938
CASH, BEGINNING OF YEAR	74,974
CASH, END OF YEAR	$ 112,912
SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Income tax payments	$ 1,164

The accompanying notes to financial statements are an integral part of this financial statement.

C.E. GAYE & SONS SECURITIES LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. Organization and Nature of Business

C.E. Gaye & Sons Securities Ltd. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Association of Securities Dealers, Inc. The Company does not clear trades or carry customer accounts. The Company operates in 19 states; however the customer base is primarily the New York metropolitan area. In addition, there are approximately 6 international clients.

2. Significant Accounting Policies:

Basis of presentation -

The accounting and reporting policies of the Company are in conformity with U.S. generally accepted accounting principles and prevailing practices within the broker-dealer industry.

Use of estimates -

The preparation of financial statements in conformity with U.S. generally accepted accounting principles generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions -

Securities transactions, on behalf of customers, are recorded on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions -

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commission revenues are principally generated from customer trades executed by the clearing broker.

Furniture, fixtures and equipment -

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income taxes -

The Company has elected to be taxed as a "C" corporation. The provision for income taxes for the year ended December 31, 2012 is as follows:

Federal	$	1,119
State and local		485
	$	1,604

On January 1, 2009, the Company adopted the authoritative guidance issued by the Financial Accounting Standards Board ("FASB") on Uncertainty in Income Taxes which became effective for the Company's financial statements. The new guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the new guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The new rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at either January 1, 2012 or December 31, 2012.

Statement of Cash Flows -

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. Fair Value Measurement

FASB Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3	Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Cash and cash equivalents -

The carrying amounts reported on the Statement of Financial Condition for cash and cash equivalents approximate those assets' fair values.

Deposit with clearing organization -

The fair value of the Company's securities is determined by the quoted market price in active markets.

The following is a summary of the inputs used as of December 31, 2012, in valuing the Company's assets carried at fair value:

Level 1	$ 50,466
Level 2	-
Level 3	-
	$ 50,466

As of December 31, 2012, the Company did not possess any level 2 or 3 type of assets.

4. Pension and Other Postretirement Benefit Plans

The Company provides a simplified employee retirement plan ("SEP") which covers an employee and corporate officers. The combined pension plan expense for the fiscal year ended December 31, 2012 was $5,459.

The Company does not offer compensated absences or postretirement benefits to any employee.

5. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's clearing and execution agreement provides that it's clearing broker, First Clearing Corporation's ("FCC") credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, FCC records customer transactions on a settlement date basis, which is generally three business days after the trade date. FCC is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case FCC may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by FCC is charged back to the Company.

The Company, in conjunction with FCC, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and requiring adjustments of collateral levels. FCC establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

6. Commitments and Contingent Liabilities

The Company leases its office space under a three year lease agreement which expires July 1, 2013, requiring annual base payments of $20,820.

	Year	Amount
Rent schedule	2013	$10,410

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2012, the Company's net capital ratio was 0.04 to 1. The Company had net capital in excess of its required net capital.

The Company does not carry the accounts of their customers and does not process or safe-keep customer funds or securities, and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. All accounts are carried by First Clearing LLC (8-35158).

8. Subsequent Events

The Company has evaluated subsequent events through January 10, 2013, which is the date these financial statements were available to be issued, noting no matters that would require adjustment or disclosure in the financial statements.

SCHEDULE I

C.E. GAYE & SONS SECURITIES LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Net capital:	
Total stockholders' equity	$ 187,487
Deductions and/or charges:	
Non-allowable Assets:	
Security deposit	1,735
Prepaid expenses	1,388
	3,123
Net capital before haircuts on security positions (tentative net capital)	184,364
Haircuts on securities	1,009
Net capital	$ 183,355
Aggregate indebtedness:	
Items included in Statement of Financial Condition:	
Accounts payable and accrued expenses	$ 8,320
Total aggregate indebtedness	$ 8,320
Computation of basic net capital requirement	
Minimum net capital required	$ 50,000
Excess net capital	$ 133,355
Ratio: Aggregate indebtedness to net capital	0.04 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2012.

SCHEDULE II

C.E. GAYE & SONS SECURITIES LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Nawrocki Smith LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
C.E. Gaye & Sons Securities Ltd.:

In planning and performing our audit of the financial statements of C.E. Gaye & Sons Securities Ltd. (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintain physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
January 10, 2013

Nawrocki Smith LLP